Date: February 01, 2012	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: CROSSHAIR ENERGY CORPORATION (AMENDMENT)

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Extraordinary General Meeting
Record Date for Notice of Meeting :	13/02/2012 (AMENDED)
Record Date for Voting (if applicable) :	13/02/2012 (AMENDED)
Beneficial Ownership Determination Date :	13/02/2012 (AMENDED)
Meeting Date :	14/03/2012 (AMENDED)
Meeting Location (if available) :	Suite 1240, 1140 West Pender Street, Vancouver, BC, V6E 4G1

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	22765F105	CA22765F1053

Sincerely, Computershare Trust Company of Canada / Computershare Investor Services Inc. Agent for CROSSHAIR ENERGY CORPORATION